Exhibit 99.(a).(1).(C)

[XETA LETTERHEAD]

Your Personal Identification # is:

PIN: [PIN NUMBER]

[NAME]

[ADDRESS]

IMPORTANT INFORMATION ENCLOSED REGARDING

STOCK OPTION EXCHANGE PROGRAM

Dear [NAME]:

This packet of materials contains information about a one-time, voluntary Stock Option Exchange Program (the “Exchange Program”) which we previously e-mailed you about on February 13th and April 17th, 2009.  Since you are receiving this packet, you are likely eligible to participate in the Exchange Program as an eligible employee with eligible stock options.

Participation in the Exchange Program is voluntary.  Elections to participate in the Exchange Program can only be made online via the “myXETA” intranet site at www.myxeta.com.  You should carefully read the documents enclosed before you make a decision about whether to participate in the Exchange Program.

The following important information about the Exchange Program is enclosed:

•                  Offer to Exchange document describing the terms and conditions of the Exchange Program;

•                  Sample of online Election Form;

•                  Login Instruction Sheet for logging onto the Exchange Program page of our “myXETA” intranet website; and

•                  Election/Withdrawal Instructions detailing how to complete and submit your online Election Form and how you may withdraw (or change) your election in the event you change your mind after submitting your Election Form.

Exchange Rate:

Under the Exchange Program, only certain “underwater” stock options may be exchanged for new stock options to purchase a lesser number of shares of our common stock at a lower exercise price.  The exchange rate will depend upon the exercise price of your eligible option and the closing price of our common stock on the date of exchange (which we expect to be the date of expiration of the Exchange Program).  We cannot predict what the price of our common stock will be during the next month, on the exchange date or thereafter.  For an example of the applicable exchange rates based on a recent closing price of our common stock of $2.45, please refer to Section 1, “Eligibility; Number of New Stock Options; Expiration Date”  in the enclosed Offer to Exchange document.

Deadline for Participation:

If you choose to participate in the Exchange Program, you must properly submit your election form online no later than the time the Exchange Program ends, which is scheduled for 11:00 p.m. Central Time on Friday, October 16, 2009, unless this deadline is extended.  Currently we do not anticipate extending the deadline.

Withdrawal:

If you elect to participate in the Exchange Program and then change your mind before the Exchange Program ends, you may withdraw your election by accessing your online Election Form, changing your election instructions and re-submitting the Election Form to us prior to the deadline.  When you access your online Election Form to withdraw or otherwise change your election, you will in effect “overwrite” your previous Election Form and will therefore be required to re-enter your selection for each of your Eligible Option grants listed.  The deadline for submitting a withdrawal election is 11:00 p.m. Central Time on Friday, October 16, 2009, unless we notify you of an extension.

Whether you elect to participate in the Exchange Program is completely your decision.  Due to legal requirements, XETA executives, managers, HR and employee benefits personnel cannot respond to your individual questions regarding this program, nor can XETA or its Board advise you as to whether or not you should participate in the program.  You are encouraged to consult with your own outside tax, financial and legal advisors, as you deem appropriate, before you make your decision.

Sincerely,

Greg Forrest, CEO

The summary information set forth in this letter is subject to the more detailed information concerning the Exchange Program as set forth in the enclosed
Offer to Exchange document and Election Form.